UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CERo Therapeutics Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

201 Haskins Way, Suite 230

Address of Principal Executive Office (Street and Number)

South San Francisco, CA

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CERo Therapeutics Holdings, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) by the March 31, 2025 filing date applicable to smaller reporting companies. The Registrant’s independent registered public accounting firm requires additional time to complete its review of the financial statements for the year ended December 31, 2024 to be incorporated in the Annual Report. The Registrant anticipates that it will file the Annual Report no later than the fifteenth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Chris Ehrlich	415	994-0582
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant estimates that net loss for the year ended December 31, 2024 was $11.6 million, compared to $2.5 million for the prior year. This increased net loss in fiscal year 2024 as compared to fiscal year 2023 is primarily due to the Company’s increased operations and significantly increased expenses related to pre-clinical activities and clinical activities after its IND for its lead program was approved by the Food and Drug Administration. For the year ended December 31, 2024, there was $13,300,000 of cash used in operating activities, compared to $1,523,604 of cash used in operating activities for the prior year.

These financial results are preliminary and are subject to change in connection with the completion of the reporting process and preparation of the Form 10-K. Actual financial results for the year ended December 31, 2024 could vary from the foregoing.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). Forward-looking statements may include, but are not limited to, statements regarding the Registrant or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Annual Report and statements about the preliminary financial results for the fiscal year ended December 31, 2024. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of the Registrant and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations, and assumptions relating to the Registrant’s auditors being able to complete their review of the annual financial statements in a timely manner. Such expectations and assumptions are inherently subject to uncertainties and contingencies regarding future events and, as such, are subject to change. Forward-looking statements involve a number of risks, uncertainties or other factors that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Registrant with the Securities and Exchange Commission (the “SEC”) and the Registrant’s auditors being unable to complete their review of the annual financial statements in a timely manner and the Registrant consequently not filing the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

Any financial results discussed in this document are preliminary and represent the most current information available to the Registrant’s management as of March 31, 2025, as financial closing procedures for the fiscal year ended December 31, 2024 are not yet complete. These estimates are not a comprehensive statement of the Registrant’s financial results for the fiscal year ended December 31, 2024, and actual results may differ materially from these estimates as a result of the completion of year-end accounting procedures and adjustments, including the execution of the Registrant’s internal control over financial reporting, the completion of the preparation and audit of the Registrant’s financial statements and the subsequent occurrence or identification of events prior to the filing of the audited consolidated financial statements for the fiscal year ended December 31, 2024 in its Annual Report on Form 10-K. In addition, any such statements regarding the Registrant’s financial performance are not necessarily indicative of the Registrant’s financial performance that may be expected to occur for the fiscal quarter ending December 31, 2024, or for any future fiscal period.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Registrant’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Registrant or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties, and other factors, including without limitation those discussed under Part I, Item 1A. “Risk Factors” contained in the Registrant’s most recent Annual Report on Form 10-K, and Part II, Item 1A. “Risk Factors” contained in the Registrant’s subsequent Quarterly Reports on Form 10-Q, as well as any amendments thereto.

The Registrant’s forward-looking statements contained in this document are based on the beliefs, expectations, and opinions of management as of the date of this document. The Registrant does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations, or opinions should change, except as required by law. For the reasons set forth above, investors should not attribute undue certainty to, or place undue reliance on, forward-looking statements.

CERo Therapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Chris Ehrlich
		Name:	Chris Ehrlich
		Title:	Chief Executive Officer